EXHIBIT 99.02

Major resolutions of the Board of Directors

Date of events: 2017/09/29

Contents:

1.Date of occurrence of the event:2017/09/29

2.Company name: Chunghwa Telecom Co., Ltd.

3.Relationship to the Company (please enter ”head office” or ”subsidiaries”):head office

4.Reciprocal shareholding ratios: N/A

5.Cause of occurrence: The 6th Special Meeting of the 8th Board of Directors resolved:

(1)Salary increase effective Jan. 1, 2018. The average increase is about 3.54%.

(2)Authorize the management to sell 263,622,116 shares of China Airlines Ltd.

6.Countermeasures:None

7.Any other matters that need to be specified: None